UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934


(Name of Issuer)				AVANEX CORP

(Title of Class of Securities)	Common Stock

(CUSIP Number)				05348W307

(Date of Event Which Requires Filing of this Statement)	March 5, 2009

Check the appropriate box to designate the rule pursuant to which this
Schedule
is filed:
      [   ]Rule 13d-1(b)
      [ X  ]Rule 13d-1(c)
      [   ]Rule 13d-1(d)

      CUSIP No. 		05348W307

          1.Names of Reporting Persons.

		Laurence W.Lytton

2. Check the Appropriate Box if a Member of a Group (See Instructions)

a)..........................................................................

(b)..........................................................................

      3.SEC Use Only

      4.Citizenship or Place of Organization

      		USA

      5.Sole Voting Power 		1,020,878
      6.Shared Voting Power 		0

      7.Sole Dispositive Power	1,020,878

      8.Shared Dispositive Power 	0


      9.Aggregate Amount Beneficially Owned by Each Reporting
      Person
			1,020,878
      10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions).................................


      11.Percent of Class Represented by Amount in Row (9)

			6.5%

      12.Type of Reporting Person (See Instructions)

			IN

            Item 1.

      (a)Name of Issuer		Avanex Corp

      (b)Address of Issuer's Principal Executive Offices

					40919 Encyclopedia Circle
					Fremont, California 94538




	      Item 2.

      (a)Name of Person Filing	Laurence W. Lytton

      (b)Address of Principal Business Office or, if none, Residence

						467 CPW
						N.Y., NY  10025

      (c)Citizenship			USA

      (d)Title of Class of Securities	Common

      (e)CUSIP Number			05348W307


      Item 3. 	not applicable


      Item 4.Ownership.

      (a)Amount beneficially owned: 	1,020,878.

      (b)Percent of class: 		6.5%

      (c)Number of shares as to which the person has:

      (i)Sole power to vote or to direct the vote 	1,020,878.

      (ii)Shared power to vote or to direct the vote 	0.

      (iii)Sole power to dispose or to direct the disposition of  1,020,878.

      (iv)Shared power to dispose or to direct the disposition of  0.


      Item 5.Ownership of Five Percent or Less of a Class: ( )



      Item 6.Ownership of More than Five Percent on Behalf of Another Person.

			Not applicable

      Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

			Not applicable

      Item 8.Identification and Classification of Members of the Group

			Not applicable

      Item 9.Notice of Dissolution of Group

			Not applicable

      Item 10.Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
      ___03/12/09____________________________
      Date
      ____s/ Laurence W. Lytton____________________________
      Signature
      _____Laurence W. Lytton___________________________
      Name/Title